NOT FOR DISTRIBUTION INTO THE U.S. (OR TO U.S. PERSONS),
AUSTRALIA, AND JAPAN

This announcement may not be published, distributed or delivered in the United States of America (including its territories and dependencies, any state in the United States as the District of Columbia). This press release is not an offer of securities for sale of a solicitation of an offer to buy securities or to subscribe to securities in the United States. The securities mentioned herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended. Securities may only be offered or sold in the United States, or to or for the account of U.S. persons, pursuant to an exemption from the registration requirements. No public offering of Notes will be made in the United States.

In the United Kingdom this press release is directed only at (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (“Order”); or (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order. The securities specified in this press release may be subscribed for exclusively by such persons. No other person should act or rely on it. Persons distributing this press release must satisfy themselves that it is lawful to do so.

Distribution of this press release in certain countries may violate the legal provisions in force. This press release shall not be distributed in the United States, Australia, or Japan. The information contained in this press release is not an offering of securities in the United States, Australia, and Japan.

Stabilisation: FSA/IPMA. Barclays Capital will be the stabilising manager

News Release

Bema Completes US$70 Million Offering of Convertible Notes

Vancouver, British Columbia, February 11, 2004 - Bema Gold Corporation (TSX, AMEX-BGO, AIM-BAU) (“Bema”) announced today that it has completed an offering of US$70 million senior unsecured convertible notes due in February 2011 (the “Convertible Notes”).

The seven year Convertible Notes, which were launched with a coupon rate of 3.25% per annum. The conversion price was set at US$4.664, 37.5% above the VWAP of Bema Gold’s shares today of US$3.392. The conversion ratio was set at 2144.0823 shares per US$10,000 bond nominal.

The Convertible Notes will be redeemed at par on maturity. In addition, Bema has the right to redeem all outstanding Convertible Notes on or after the third anniversary of closing if the Shares of Bema, for a specified period of time trade at 120% or more of the conversion price. Closing is expected on or about February 25, 2004.

Bema issued the Convertible Notes to benefit from attractive financing opportunities available in the current convertible market. Proceeds from the offering will be used for the recommencement of gold mining at the Refugio Mine in Chile and the continued development of the Kupol property located in north eastern Russia and for general corporate purposes.

Barclays Capital was Sole Bookrunner and HVB Corporate & Markets was Co-lead Manager.

This press release, which was prepared in accordance with applicable regulations, sets out the principal terms and conditions of the issuance. For further information on Bema please email investor@bemagold.com or visit our web site at www.bema.com. To speak to a representative of the Company please contact:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
(604) 681-8371	(604) 681-8371